[LAKES ENTERTAINMENT LETTERHEAD]
Timothy J. Cope
President, Chief Financial Officer
and Treasurer
Telephone: (952) 449-9092
Facsimile: (952) 449-7068
September 16, 2009
Song Brandon, Esq.
Special Counsel
Officer of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
RE:	Lakes Entertainment, Inc. Schedule TO-I Filed August 25, 2009 File No. 5-54993
Dear Ms. Brandon:
          We are writing in response to the comments we received from you by letter dated September 8, 2009, regarding the above-referenced filings of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
          In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) in response to the Comment Letter.
Schedule TO-I
Exhibit (a)(1)(i): Offering Memorandum
General
1.	We note that your offer is scheduled to expire on September 22, 2009 at 5:00 p.m., Central Daylight Time. Because the offer materials were not filed until August 25, 2009 and because of the Labor Day Holiday on September 7, 2009, your offer must remain open until midnight on September 22, 2009 in order to satisfy the technical requirement of Rule 13e-4(f)(1)(i). See Rule 13e-4(a)(3) (defining “business day” as the time period

Song Brandon
September 16, 2009

between 12:01 a.m. and 12:00 midnight on any day other than a weekend or federal holiday). Please revise to extend the offer period to ensure that your offer is open at least twenty full business days.
Response
          The Company notes your comment and in accordance with your discussion with our counsel, we will amend and supplement Schedule TO-I to extend the offer period to 11:00 p.m. Central Daylight Time on September 22, 2009 as part of Amendment No. 1 to Schedule TO. All of Lakes’s eligible option holders are current employees or directors and there are a relatively small number (43). As a result, Lakes intends to distribute any revised and supplemental offer materials by email to expedite dissemination of information.
2.	As currently structured, the expiration time for the offer is 5:00 pm Central Daylight Time on Tuesday, September 22, 2009. Determination of the new exercise price and number of new options, however, will be determined based on the closing price of the company’s common stock on the expiration date of the offer. Thus, it appears that option holders will not have knowledge of certain material terms of the offer (i.e. the exact exchange ratio) until 5:00 pm Central Daylight Time on the expiration date of the offer. In that regard, it does not appear that this structure is consistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer or advise.
Response
          The Company will revise the Offer to provide that the expiration time will be 11:00 p.m. Central Daylight Time. Accordingly, the applicable exchange ratios will be known at the market closing at 3:00 p.m. Central Daylight Time, approximately 8 hours before the expiration of the Tender Offer on the expiration date.
          Eligible option holders will have until 11:00 p.m. Central Daylight Time on the expiration date to make their final election to participate in or withdraw from the Tender Offer based on those final ratios.
          In response to the Staff’s comment, soon after the closing of the market on the expiration date of the tender offer, the Company will send an e-mail to each of the 43 eligible option holders advising them of the final exchange ratio applicable to each eligible option, as well as the exercise price of the new options to be granted in exchange for tendered eligible options. This correspondence will be substantially prepared in advance so that it can be completed and delivered (substantially in the form attached as Exhibit (a)(1)(xiv) to the amended Schedule TO) expeditiously soon after the closing of the market on the expiration date. Each eligible option holder has access to e-mail in the course of their employment or work for the Company and may direct questions regarding the Tender Offer to the Company.
          The Company believes it is important that the new options be granted on the expiration date of the Tender Offer in order to be compliant and consistent with the terms of the 2007 Stock

Song Brandon
September 16, 2009

Option and Compensation Plan. Such plan uses a definition in which the “fair market value” (which must be the exercise price) is based on the closing stock price on the date of grant. Further, the Tender Offer materials as filed and amended advised eligible employees that the exercise price of the new stock options would be the closing price of the Company’s common stock on the date of expiration of the Tender Offer. Accordingly, establishing the exchange ratio and exercise price on one day but granting new options on a subsequent weekday (such as the following Monday) would be inconsistent with these expectations. Similarly, establishing the exchange ratio and the exercise price of the new options on a subsequent weekend date would be inconsistent with these overlapping commitments.
3.	Please note our comment above. In revising your offer, please provide an analysis of how your revised offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). Rules l3e-4(f)(l)(ii) and 14e-l(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(l)(ii), then provide us with a legal analysis explaining how your revised offer complies with Rules 13e-4(f)(l)(ii) and 14e-l(b). Please cite to relevant no-action letters and/or other staff interpretive positions that you believe support your analysis.
Response
          We respectfully submit that the determination of the exchange ratios will not constitute a change in the consideration offered in the Tender Offer. The Tender Offer as initially filed provided potential exchange ratios based on the hypothetical closing price of the Company’s stock on the exchange date and provided a formula to calculate exchange ratios. The amended Tender Offer provides that the final exchange ratios will be established shortly after the market close at 3:00 p.m. Central Daylight Time on the expiration date, approximately 8 hours before the expiration of the Tender Offer at 11:00 p.m. Central Daylight Time on that date. Accordingly, the only information needed to determine the final exchange ratios will be the exchange date closing stock price, which will be known several hours prior to the expiration of the Tender Offer. We note that optionees were also provided with a calculation tool (Exhibit (a)(1)(xi) to the Schedule TO), so that they could analyze various closing prices and the resulting exchange ratios.
          In a number of non-compensatory tender offers the Staff has provided no action relief where a final exchange ratio applicable in the offer was not published until the expiration date of the offer. See. e. g., Halliburton Company (avail. Mar. 23, 2008); Weyerhaeuser Company (avail. Feb. 23, 2007); and McDonald’s Corporation (avail. Sept. 27, 2006). In each of these examples the final exchange ratio was published by 4:30 p.m. Eastern Time on the expiration date of the offer.
          In the compensatory context, the Staff has provided relief in situations where the consideration payable to those electing to tender was not precisely determined until after the

Song Brandon
September 16, 2009

expiration of the offer. See, e.g., Comcast Corporation (avail. Oct. 7, 2004); and Microsoft Corporation (avail. Oct. 13, 2003). In these instances, due to the pricing mechanisms, cash payable for tendered options was not known until many days after the “election period” had ended and the optionees’ withdrawal rights had terminated.
          Further, there have been recent compensatory tender offers that involved situations in which the exchange ratio was not known until shortly before the expiration of the offer. See, e.g., the Schedules TO filed by each of Sirona Dental Systems, Inc. on March 2, 2009, Lattice Semiconductor Corporation on December 22, 2008, and EnerNOC, Inc. on December 19, 2008. Several other recent compensatory tender offers have involved situations where, in the spirit of Comcast and Microsoft, the exchange ratio and exercise price of new options was not determined until after the expiration of the offer. See, e.g., the Schedule TO filed by Ixia on July 8, 2008 (new option grant at exercise price determined two days after expiration using exchange ratios determined one day after expiration), Credence Systems Corporation on June 27, 2008 (exchange ratio and exercise price to be determined promptly after expiration date), and Sypris Solutions, Inc. on March 31, 2008 (number of shares subject to the new option calculated on the new grant date, which occurs promptly following the expiration date).
          We also note that a significant delay between the determination of the applicable exchange ratio and exercise price and the actual grant of the new options could have other negative impacts. The option “backdating” problems that gained prominence in recent years involved situations in which the exercise price was determined but the grant of options did not occur until a later date, when the fair market value of the shares underlying the options had increased. In this regard, many companies (including Lakes) have option plans requiring grants to be made at no less than fair market value on the grant date. Moreover, a grant at a discount can subject an optionee to significant tax exposure under Section 409A of the Internal Revenue Code. We are aware that the Staff has reviewed numerous compensatory tender offers in the last few years in which companies were attempting to “reprice” upward discounted options and thus mitigate employees’ tax problems under Section 409A.
          Finally, it is also important to note that, similar to the Company’s Tender Offer, many tender offers are structured so as to provide a “value for value” exchange that ensures that the compensatory (Black Scholes) value of the new options is close to that of the options being tendered. Institutional shareholders generally require this (along with other items) in order to support an option exchange program.
          We believe that these are all considerable reasons why compensatory option exchange tender offers are often structured to establish the exchange ratio and price the new options very close in time to the expiration of the offer, rather than some number of days before its expiration.
Withdrawal Rights, page 21
4.	Rule 13e-4(f)(2)(ii) requires that option holders have a right to withdraw tendered shares after the expiration of forty business days from the commencement of the tender offer if not yet accepted for payment. Your disclosure in this section does not address this requirement. Please revise accordingly.

Song Brandon
September 16, 2009

Response
          In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Exhibit (a)(1)(i) to Schedule TO to add the following:
“In accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not completed the option exchange prior to the 40th business day following the commencement of the exchange offer, you may thereafter withdraw tendered options at any time prior to the expiration date of the offer by completing a Notice of Withdrawal and returning it prior to the expiration date of the offer.”
Conditions of this Offer, page 22
5.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined. Similarly, please revise to clarify what you mean by the term “otherwise” where you refer to “condition (financial or otherwise)” in this section.
Response
          We had used the words “threatened” and “otherwise” in Section 7 of Schedule TO to broadly encompass actions which may have impacted our ability to proceed with the Tender Offer. Given the Staff’s comment, we will amend Schedule TO to narrow these instances by deleting the terms “threatened” in Section 7 (a) and (b) and “otherwise” in Section 7(b)(iv).
6.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response
          The Company confirms its understanding that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosures to option holders. The Company further confirms that if it desires to waive a triggered offer condition, it must officially do so and inform the holders of Eligible Options accordingly.
7.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform

Song Brandon
September 16, 2009

holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
Response
          The Company confirms that if an offer condition is triggered by events that occur during (and not as a result of expiration of) the Offer period, then it will promptly notify option holders as to how and whether it intends to proceed.
Information Concerning Lakes Entertainment, Inc., page 25
8.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item l-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the book value per share information as required by Item l0l0(c)(5) as well the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.
Response
          In response to the Staff’s comment, the Company will amend the Schedule TO to provide the required summarized financial information in accordance with Item 1010(a) of Regulation M-A, the information required by Item 1-02(bb)(1) of Regulation S-X for all applicable periods, the book value per share information in accordance with Item 1010(c)(5) and the ratio of earnings to fixed charges in accordance with item 1010(c)(4) of Regulation M-A.
Miscellaneous, page 30
9.	Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 2lE(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise the offer materials to clarify that the safe harbor is not available in the context of a tender offer.
Response
          In response to the Staff’s comment, the Company will amend the Schedule TO to eliminate the references to the Private Securities Litigation Reform Act of 1995.

Song Brandon
September 16, 2009

10.	We note your disclosure that the Offer “will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in a jurisdiction” where you cannot comply with applicable law of that jurisdiction. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1, of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).
Response
          The Company respectfully advises the Staff that, because it has no option holders located outside of the U.S., it is referring to a U.S. state and not a non-U.S. jurisdiction in its disclosure. The Company will amend the Schedule TO to modify the following sentence to provide more clarity on this point:
“We are not aware of any U.S. state where the making of this Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of this Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with an applicable law, this Offer will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in a U.S. state where that law is applicable.”
* * *
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Timothy J. Cope at (952) 449-9092.

Song Brandon
September 16, 2009

Very truly yours,
/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Daniel Tenenbaum, Esq. Jeffery C. Anderson, Esq.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Lakes Entertainment, Inc.
(Name of Subject Company (issuer))
Lakes Entertainment, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share, of Lakes Entertainment, Inc.
(Title of Class of Securities)
51206P109
(CUSIP Number of Class of Securities)
Timothy J. Cope
President, Chief Financial Officer and Treasurer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305
(952) 449- 9092
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)
Copy to:
Daniel R. Tenenbaum, Esq.
Jeffrey C. Anderson, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
612-632-3000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$3,723,457	$207.77

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 2,384,800 shares of common stock, par value $0.01 per share, of Lakes Entertainment, Inc. having an aggregate value of $3,723,457 will be surrendered and/or cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207.77
Form or Registration No.	Schedule TO-I
Filing Party:	Lakes Entertainment, Inc.
Date Filed:	August 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.
ITEM 12. EXHIBITS.
INDEX TO EXHIBITS

Amendment No. 1 to Schedule TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on August 25, 2009, related to an offer by Lakes Entertainment, Inc. (“Lakes” or the “Company”) to exchange certain options to purchase shares of the Company’s common stock upon the terms and subject to the conditions set forth in the Offering Memorandum, dated August 25, 2009, and in the related Cover Letter, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii).
Extension of Offer
The Offering Memorandum is hereby amended as discussed in Exhibit (a)(1)(xii) (“Amendment to Offering Memorandum Certain Outstanding Options to Purchase Common Stock for New Stock Option Grants”). Throughout the Schedule TO and the Exhibits, all references to the expiration date of the Offering Memorandum, which was originally May 22, 2009 at 5:00 p.m., Central Daylight Time, are amended to extend the expiration date of the Offering Memorandum until May 22, 2009 at 11:00 p.m., Central Daylight Time.
The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 12. EXHIBITS.
Exhibit (a)(1)(i), Section 4. Withdrawal Rights.
Exhibit (a)(1)(i), Section 4 is hereby amended and supplemented by adding the following to the end of the third paragraph on page 21 thereof:
In accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not completed the option exchange prior to the 40th day following the commencement of the exchange offer, you may thereafter withdraw tendered options at any time prior to the expiration date of the offer by completing a Notice of Withdrawal and returning it prior to the expiration date of the offer.
Exhibit (a)(1)(i), Section 7. Conditions of this Offer.
Exhibit (a)(1)(i), Section 7 paragraphs (a) and (b) are hereby amended and restated in their entirety as follows:
(a) there shall have been instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acceptance for exchange or cancellation of some or all of the Eligible Options tendered for exchange pursuant to this Offer or the issuance of Replacement Options;
(b) there shall have been any action, pending or taken, or approval withheld, or any statute rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or any Eligible Options tendered for exchange, or to us, by any court or any authority, agency or tribunal that in our reasonable judgment would or might directly or indirectly:
(i)	make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the Eligible Options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)	delay or restrict our ability, or render us unable, to accept for exchange, cancel or issue Replacement Option for some or all of the Eligible Options tendered for exchange;

(iii)	materially impair (such as by increasing the accounting or other costs of this Offer to us) the contemplated benefits of this Offer to us; or

(iv)	materially and adversely affect the business, [financial] condition, income or operations of Lakes;
Exhibit (a)(1)(i), Section 9. Information Concerning Lakes Entertainment, Inc.
Exhibit (a)1)(i), Section 9 of the Schedule TO, under the caption “Certain Financial Information” is hereby amended and supplemented by adding the following:

	As of	As of	As of
	December 28, 2008	December 30, 2007	June 28, 2009
		(in thousands)
Balance Sheet
Current assets	$18,960	$69,392	$25,629
Noncurrent assets	146,484	186,709	146,794

Total assets	$165,444	$256,101	$172,423

Current liabilities	$40,141	$27,466	$40,051
Noncurrent liabilities	7,253	7,342	9,927

Total liabilities	47,394	34,808	49,978

Minority interest in discontinued operations	—	13,995	—

Stockholders’ equity	118,050	207,298	122,445

Total liabilities and stockholders’ equity	$165,444	$256,101	$172,423

Book Value Per Share
     Our book value per share as of June 28, 2009 was $4.65.
Ratio of Earnings to Fixed Charges
     The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Year Ended	Year Ended	Six Months Ended	Six Months Ended
	December 28, 2008	December 30, 2007	June 28, 2009	June 29, 2008
Ratio of Earnings to Fixed Charges (1)	—	—	5.6	—

(1)	Our earnings were insufficient to cover our fixed charges by $68.9 million for the year ended December 28, 2008, $5.3 million for the year ended December 30, 2007, and $6.9 million for the six months ended June 29, 2008.
Exhibit (a)(1)(i), Section 17. Miscellaneous.
Exhibit (a)(1)(i), Section 17 is hereby amended and supplemented as follows:
The first paragraph of Section 17. Miscellaneous is hereby amended and restated in its entirety as follows:
This offering memorandum and our SEC reports referred to herein include forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “can,” “could,” “might,” “should” and other words or phrases of similar meaning. Certain information included in this Offer and other materials filed or to be filed by Lakes with the United States Securities and Exchange Commission (“SEC”) as well as information included in oral statements or other written statements made or to be made by Lakes contain statements that are forward-looking, such as plans for future expansion and other business development activities as well as other statements regarding capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward looking information involves important risks and uncertainties that could significantly affect the anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of Lakes.
Th third paragraph of Section 17. Miscellaneous is hereby amended and restated in its entirety as follows:
We are not aware of any U.S. state where the making of this Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of this Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with an applicable law, this Offer will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in a U.S. state where that law is applicable.
Exhibit (a)(1)(ii), Cover Letter to Eligible Employees and Directors
Exhibit (a)(1)(ii), Cover Letter to Eligible Employees and Directors is hereby amended and supplemented as follows:
The paragraph titled “Expiration” is here amended and restated in its entirety as follows:
The Offer will expire at 11:00 p.m. CDT on Tuesday, September 22, 2009 (the “Expiration Date”), unless this expiration date is extended.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(xii) Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock
(a)(1)(xiii) Form of E-mail Announcing Extension of Offering Memorandum
(a)(1)(xiv) Form of Reminder E-mail to Eligible Option Holders
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following amended exhibits:
(a)(1)(xii) Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock
(a)(1)(xiii) Form of E-mail announcing Extension of Offer to Exchange
(a)(1)(xiv) Form of Reminder E-mail to Eligible Option Holders
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

Date: September 16, 2009	Lakes Entertainment, Inc.
	By:	/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated August 25, 2009.

(a)(1)(ii)*	Cover Letter.

(a)(1)(iii)*	Announcement Communication to Eligible Persons, to be delivered on or about August 25, 2009.

(a)(1)(iv)*	Election Form.

(a)(1)(v)*	Notice of Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of the Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Persons Confirming Receipt of the Notice of Withdrawal.

(a)(1)(viii)*	Form of Communication to Eligible Persons Rejecting the Election Form.

(a)(1)(ix)*	Form of Communication to Eligible Persons Rejecting the Notice of Withdrawal.

(a)(1)(x)*	Reminder Communication to Eligible Persons.

(a)(1)(xi)*	Computational Tool.

(a)(1)(xii)	Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock

(a)(1)(xiii)	Form of E-mail announcing Extension of Offer to Exchange

(a)(1)(xiv)	Form of Reminder E-mail to Eligible Option Holders

(d)(i)*	2007 Stock Option and Compensation Plan filed as Appendix D to the Company’s Definitive Proxy Statement on Form Def 14A filed on June 24, 2009.

(d)(ii)*	Form of Stock Option Agreement for Replacement Options Granted to Employees Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

(d)(iii)*	Form of Stock Option Agreement for Replacement Options Granted to Directors Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

*	Previously Filed

Exhibit (a)(1)(xii)
LAKES ENTERTAINMENT, INC.
AMENDMENT TO
OFFERING MEMORANDUM CERTAIN OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK FOR NEW STOCK OPTION GRANTS
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON SEPTEMBER 22, 2009 AT 11:00 P.M.,
CENTRAL DAYLIGHT TIME, UNLESS THE OFFER IS EXTENDED
The Date of this Amendment to the Offering Memorandum is September 16, 2009
     Lakes Entertainment, Inc. hereby amends the Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock dated August 25, 2009 (the “Offer”) as set forth herein. All capitalized terms not otherwise defined herein have the meanings defined in the Offering Memorandum. Except as amended, all terms of the Offering Memorandum and all other disclosures set forth in the Offering Memorandum remain unchanged.
     All references to the expiration date of the offer, which was originally on September 22, 2009 at 5:00 p.m., Central Daylight Time, are hereby amended to extend the expiration date of the offer until September 22, 2009 at 11:00 p.m., Central Daylight Time. Until that time, if you have previously elected to accept the offer with respect to your eligible old options, you may withdraw that election with respect to all of these options. If you have previously elected to accept the Offer with respect to your eligible options for exchange and still wish to tender them, no additional action is necessary at this time.

Exhibit (a)(1)(xiii)
FORM OF E-MAIL ANNOUNCING EXTENSION OF OFFERING MEMORANDUM
Dear Lakes Employee and Directors:
     On August 25, 2009, we announced that we are offering to exchange certain options held by eligible employees and directors for new options pursuant to terms and for the reasons described in the Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offer to Exchange”). Each eligible individual who holds eligible options was provided with our Election Form.
     In connection with our filing of the Offer to Exchange with the Securities and Exchange Commission, we have prepared an Amendment to the Offer to Exchange, dated September 16, 2009 (the “Amendment to the Offer to Exchange”), which extends the expiration date of the Offer to Exchange to September 22, 2009 at 11:00 p.m., Central Daylight Time and modifies certain other language contained in our disclosures. The Amendment to the Offer to Exchange along with Amendment No. 1 to our Tender Offer Statement on Schedule TO are attached to this e-mail.
     We presently do not intend to further extend the offer. No elections will be accepted after the offer expires.
     This notice does not constitute the offer. The full terms of the offer are described in the Offer to Exchange, dated August 25, 2009, as amended by the Amendment to the Offer to Exchange. If you need another copy of the Offer to Exchange or the Amendment to the Offer to Exchange, you may request one by sending an e-mail to optionexchange@Lakesentertainment.com.
     As more fully described in the Offer to Exchange, as amended, to accept the offer, you must submit a completed Election Form by regular mail or hand delivery, by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com. Your completed Election Form, and any subsequent change thereto, must be submitted by September 22, 2009 at 11:00 p.m., Central Daylight Time (or a later date if we extend the offer). You may change your elections at any time prior to the expiration date. If we do not receive your Election Form by 11:00 p.m., Central Daylight Time, on the expiration date, you will be deemed to have rejected the offer.
     All communications made after 5:00 p.m. Central Daylight Time on September 22, 2009 must be made by facsimile or e-mail. Communications to Lakes must be made by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com. Communications by Lakes to you will be made to your e-mail address we have on file, unless you have directed us to send you a facsimile or e-mail at an alternative designated number or e-mail address.
     If you have already submitted your Election Form, then no further action is required.

Exhibit (a)(1)(xiv)
FORM OF REMINDER E-MAIL TO ELIGIBLE OPTION HOLDERS
September 22, 2009 — Last Day (Offer Expiration Date)
     Today is the last day to elect to exchange your eligible old options as part of the Lakes Entertainment, Inc. Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offer”) The Offer will expire at 11:00 p.m., Central Daylight Time, today, September 22, 2009.
     If you would like to participate in this offer and have not previously sent in an election to accept the Exchange Offer, you must properly complete and deliver to us an election to participate on the Election Form before 11:00 p.m., Central Daylight Time, today, September 22, 2009. The Election Form can be delivered by hand delivery, by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com.
     Only elections that are complete and actually received by the deadline will be accepted. If you have questions, please direct them by e-mail to optionexchange@Lakesentertainment.com.
     We are sending this e-mail to you to notify you of the exact final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible old options based on the final exchange ratios.
     If you have previously elected to accept the Exchange Offer and desire to withdraw that election, you must deliver a form of withdrawal notice (in the form of Exhibit (a)(1)(ix)) prior to 11:00 p.m. Central Daylight Time, today, September 22, 2009.
Final Exchange Ratios Applicable to Eligible Old Options.
     Utilizing the Black-Scholes value of the new options and eligible old options determined based on a per share stock price of [$___], which was the closing price of our common stock on September 22, 2009, the final exchange ratios applicable to eligible options granted under the 1998 Stock Option and Compensation Plan, the 1998 Director Stock Option Plan and the 2007 Stock Option and Compensation Plan are as follows:

Grant	Exercise Price of Eligible	Exchange	Maximum Number of Shares Underlying	Shares After Application	Remaining Life
Year	Grants	Ratio	Eligible Options	of Exchange Ratio	(in years)
$
(1)	If application of the applicable exchange ratio to a particular new option to be granted in exchange for an old option tendered results in a fractional share, the number of shares underlying the new option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.
Exercise Price.
     The new options will be granted with an exercise price equal to [$___], which was the closing price of our common stock today, September 22, 2009.
This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Offering Memorandum and the related Election Form attached hereto. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Lakes’ website at www.lakesentertainment.com.